Exhibit 99.1

Arqit Quantum Inc. Announces Financial and Operational Results for the First
Half of Fiscal Year 2022

Generated $12.3 million of revenue and other operating income in the first half of fiscal year 2022

London, UK – 12 May 2022 – Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) (“Arqit”), a global leader in quantum encryption technology, today announced its operational and financial results for the first half of its fiscal year ending (“FYE”) 30 September 2022.

Recent Operational Highlights

•	Signed an enterprise licence with Virgin Orbit for QuantumCloud™ to protect its launch and space solutions businesses, which we delivered on and recognised revenue in the first half of FYE 2022.

•	Signed an enterprise licence with AUCloud, Australia’s sovereign cloud infrastructure-as-a-service provider, for QuantumCloud™ to provide quantum encryption services, which we delivered on and recognised revenue in the first half of FYE 2022.

•	Delivered against milestones under a contract with the European Space Agency as part of its Advanced Research Telecommunications Systems program, and recognised project revenue in the first half of FYE 2022.

•	Demonstrated and announced significant progress in integrating QuantumCloudTM software with the security products of a major enterprise grade vendor.

•	Announced that Arqit and Blue Mesh Solutions Limited, a UK-based sensors and Internet of Things (“IoT”) specialist, successfully completed and demonstrated a quantum secure data communications service for industrial IoT. The demonstration was associated with the UK Government’s Department for Digital, Culture, Media and Sport (“DCMS”) 5G Trials and Testbeds programme. Arqit previously announced it is also working with DCMS on a program to secure a new wideband solution for 5G cellular Open RAN platforms.

•	Signed a Cooperative Research and Development Agreement with the US Air Force’s Research Laboratory to prove viable quantum encryption services from a commercial platform to US Department of Defense infrastructure for the US Air Force and wider Department of Defense use cases.

•	QuantumCloud™ release 1.1 launched in the first half of FYE 2022. The advancement of QuantumCloud™ makes Arqit’s symmetric key encryption agreement service more easily accessible to customers.

•	An additional 145 patent claims on 5 patents were filed in the first half of FYE 2022, bringing Arqit’s total to 1,580 patent claims on 26 patents filed or granted in the UK. Innovations continue in all elements of Arqit’s tech stack with the objectives of simplifying the tech stack, further enhancing security and reducing cost.

•	Made significant senior sales organisation hires in the US, Asia Pacific and Europe, expanding geographic footprint and enhancing industry relationships.

•	Commissioned a report which has been summarised publicly that confirmed the results of an academic review of Arqit’s security proof conducted by the University of Surrey, which is recognised as an Academic Centre for Excellence in Cyber Security Research by the UK Government’s National Cyber Security Centre. The report confirms that Arqit’s symmetric key agreement technology generates encryption keys which are zero trust and computationally secure and describes it as “a significant advance in secure communications”

Management Commentary

“Arqit has made significant progress in the commercialisation of our QuantumCloudTM product in the first six months of this fiscal year,” said David Williams, Arqit’s Founder, Chairman and Chief Executive Officer. “In the period we signed and fulfilled contracts with leading enterprises in our key identified market sectors, including Virgin Orbit and AUCloud. We also began the process of demonstrating our stronger, simpler encryption in demonstration projects with numerous customers. As a result of our commercial sales and other activities, we are pleased to deliver $12.3 million in revenue and other operating income for the six-month period.

Our contract wins, other announced activity, such as our participation in the UK Ministry of Defence multi-domain integration project and UK 5G Open RAN, and prospective customer dialogues confirm our belief that telecoms, defence, financial institutions and IoT are the early adopter markets that understand the issues with today’s public key infrastructure and the future threat posed by quantum computers.

Our symmetric key agreement service is increasingly being recognised as a solution that meets the moment – it is computationally light, quantum safe, available in the instant needed as a single use key or in unlimited group sizes and does not require changes to the existing AES256 encryption infrastructure.

We are pleased to have hired a significant cohort of new senior sales executives in the first half of the fiscal year to complement our team. All have deep relationships within their respective geographies and industry verticals. As our focus is on driving sales, top sales talent is a must.

The confidence in Arqit is shared by our investors. Today we also announced that shareholders holding 105.9 million of the 108.6 million shares currently subject to lock-up agreements that were due to expire in connection with this results announcement were approached to voluntarily extend their lock-up agreements until September. All approached shareholders agreed to participate, which is a strong statement of support.

We will look to continue the momentum we have created in H1 as we drive toward our fiscal year end in September.”

First Half of Fiscal Year 2022 Financial Highlights

Arqit commenced commercialisation and began generating revenue in the second half of the fiscal year ended 30 September 2021. Therefore, comparison of our results for the six months ended 31 March 2022 to prior periods may not be meaningful for all financial metrics.

•	Generated $12.3 million in revenue and other operating income.

•	QuantumCloudTM revenue totalled $5.3 million for the period from four contracts, including Virgin Orbit and AUCloud which represent the vast majority of such revenue.

•	Other operating income of $7.0 million resulted from Arqit’s project contract with the European Space Agency.

•	Administrative expenses[1] for the period were $26.6 million versus $5.5 million for the comparable period in fiscal year 2021. Employee costs represented a significant portion of the increase due to headcount additions during the period. $10.1 million of the increase reflects a non-cash charge for share based compensation.

•	Operating loss for the period was $14.3 million versus a loss of $5.5 million for the comparable period in fiscal year 2021.

•	Profit before tax was $58.0 million; Adjusted loss before tax was $14.4 million[2] which in management’s view reflects the underlying business performance once the non-cash change in warrant value is deducted from profit before tax.

•	During the period, 1,850,330 warrants were exercised with cash proceeds to Arqit of $21.3 million.

•	Ended the period with a cash balance of $82.2 million versus a cash balance of $87.0 million as of Arqit’s 30 September 2021 fiscal year end.

-ends-

1 Administrative expenses are equivalent to operating expenses.

2 Adjusted loss before tax is a non-IFRS measure. For a discussion of this measure, how its calculated and a reconciliation to the most comparable measure calculated in accordance with IFRS, please see “Use of Non-IFRS Financial Measures” below.

Conference Call Information

Date: Thursday, May 12, 2022

Time: 11:00 a.m. Eastern time (8:00 a.m. Pacific time)

Webcast Event: Link

U.S. dial-in: (877) 356-5689

International dial-in: (630) 652-5960

Conference ID: 4652829

The conference call will be available via the webcast link located in the Investor Relations section of Arqit’s website at arqit.uk.

For the conference call, please dial-in 5-10 minutes prior to the start time and an operator will register your name and organisation, or you can register here. If you have any difficulty with the conference call, please contact Gateway at (949) 574-3860.

A telephonic replay of the conference call will be available after 2:00 p.m. Eastern time on the same day through 2:00 p.m. Eastern time on May 19, 2022.

Toll-free replay number: (855) 859-2056

International replay number: (404) 537-3406

Replay ID: 4652829

About Arqit

Arqit supplies a unique quantum encryption platform-as-a-service which makes the communications links of any networked device secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent, which can create encryption keys in partnership with any other device. The keys are computationally secure, optionally one-time use and zero trust. QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device.

Media relations enquiries:

Arqit: contactus@arqit.uk

FTI Consulting: scarqit@fticonsulting.com

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Gateway: arqit@gatewayir.com

Use of Non-IFRS Financial Measures

Arqit presents adjusted loss before tax, which is a financial measure not calculated in accordance with IFRS. Although Arqit's management uses this measure as an aid in monitoring Arqit's on-going financial performance, investors should consider adjusted loss before tax in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with IFRS. Adjusted loss before tax is defined as loss before tax excluding change in fair value of warrants, which is a non-cash expense. There are limitations associated with the use of non-IFRS financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. There can be no assurance whether (i) items excluded from the non-IFRS financial measures will occur in the future, or (ii) there will be cash costs associated with items excluded from the non-IFRS financial measures. Arqit compensates for these limitations by using adjusted loss before tax as a supplement to IFRS loss before tax and by providing the reconciliation for adjusted loss before tax to IFRS loss before tax, as the most comparable IFRS financial measure.

IFRS and Non-IFRS loss before tax

Arqit presents its consolidated statement of comprehensive income according to IFRS and in line with SEC guidance. Consequently, the changes in warrant values are included within that statement in arriving at profit before tax. The changes in warrant values are non-cash expenses. After this adjustment is made to Arqit’s IFRS profit before tax of $58.0 million, Arqit’s non-IFRS adjusted loss before tax is $14.4 million, as shown in the reconciliation table below.

Six month period ended 31 March 2022
Profit before tax on an IFRS basis	$58,046,006
Change in fair value of warrants	(72,463,842)
Adjusted loss before tax	$(14,417,836)

The change in fair value of warrants arises as IFRS requires our outstanding warrants to be carried at fair value within liabilities with the change in value from one reporting date to the next being reflected against profit or loss in the period. It is non-cash and will cease when the warrants are exercised, are redeemed or expire.

Other Accounting Information

As of March 31, 2022, we had $87.4 million of total liabilities, $55.6 million of which related to our outstanding warrants, which are classified as liabilities rather than equity according to IFRS and SEC guidance.  The warrant liability amount reflected in our consolidated statement of financial position is calculated as the fair value of the warrants as of March 31, 2022.  Our liabilities other than warrant liabilities were $31.8 million, and we had total assets of $143.2 million including cash of $82 million.

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to convert its pipeline into contracts or orders in backlog into revenue, (vi) the potential inability of Arqit to successfully deliver its operational technology which is still in development, (vii) the risk of interruption or failure of Arqit’s information technology and communications system, (viii) the enforceability of Arqit’s intellectual property, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.

Arqit Quantum Inc.

Condensed Consolidated Statement of Comprehensive Income

For the period ended 31 March 2022

	Unaudited six month period ended 31 March 2022	Unaudited six month period ended 31 March 2021
	$	$
Revenue	5,293,198	-

Other operating income	6,958,744	-

Administrative expenses	(26,600,441)	(5,451,222)
Operating (loss)	(14,348,499)	(5,451,222)
Change in fair value of warrants	72,463,842	-
Finance costs	(69,337)	(583,481)
Profit/(Loss) before tax	58,046,006	(6,034,703)
Income tax credit	-	-
Profit/(Loss) for the period attributable to equity holders	58,046,006	(6,034,703)
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss
Currency translation differences	258,483	192,840
Total comprehensive loss for the period attributable to equity holders	58,304,489	(5,841,863)

Earnings per ordinary share from continuing operations attributable to equity holders
Basic earnings per share	0.48212	(0.1018)
Diluted earnings per share	0.47999	(0.1018)

All of the Group’s activities were derived from continuing operations during the above financial periods.

Arqit Quantum Inc.

Condensed Consolidated Statement of Financial Position

As at 31 March 2022

	Unaudited 31 March 2022	Audited 30 September 2021
	$	$
ASSETS
Non-current assets
Property, plant and equipment	7,892,432	198,848
Intangible assets	29,995,735	18,235,034
Fixed asset investments	32,790	33,685
Other receivables	7,533,368	5,000,000
Total non-current assets	45,454,325	23,467,567
Current assets
Trade and other receivables	15,614,706	3,292,310
Cash and cash equivalents	82,158,484	86,965,789
Total current assets	97,773,190	90,258,099
Total assets	143,227,515	113,725,666
LIABILITIES
Current liabilities
Trade and other payables	18,945,166	17,068,656
Lease liabilities	1,074,921	-
Total current liabilities	20,020,087	17,068,656
Non-current liabilities
Trade and other payables	3,753,957	2,459,413
Deferred tax	-	-
Lease liabilities	8,003,243	-
Warrants liability	55,574,590	128,038,432
Total non-current liabilities	67,331,790	130,497,845
Total liabilities	87,351,877	147,566,501
Net assets/(liabilities)	55,875,638	(33,840,835)
EQUITY
Share capital	12,192	11,007
Share premium	92,277,900	70,999,290
Other reserves	166,803,775	166,804,775
Foreign currency translation reserve	513,695	255,212
Share-based payment reserve	10,436,665	303,476
Retained earnings	(214,168,589)	(272,214,595)
Total Equity	55,875,638	(33,840,835)

Arqit Quantum Inc.

Condensed Consolidated Statement of Cash Flows

For the period ended 31 March 2022

	Unaudited six month period ended 31 March 2022	Unaudited six month period ended 31 March 2021
	$	$
Cash flows from operating activities
Cash (used in)/generated from operations	(13,220,668)	(1,596,317)
Net cash (used in)/generated from operating activities	(13,220,668)	(1,596,317)

Cash flows from investing activities
Capital expenditure on property, plant and equipment	(608,540)	(88,549)
Capital expenditure on intangibles	(12,883,645)	(4,187,694)
Net cash (used in) investing activities	(13,492,185)	(4,276,243)

Cash flows from financing activities
Shares issued on exercise of warrants	21,278,795	-
Payments of lease liabilities	(204,665)	-
Payments of interest portion of lease liabilities	(72,907)	-
Proceeds from borrowing	-	14,372,969
Repayments of borrowing	-	(1,095,083)
Net cash generated from financing activities	21,001,223	13,277,886
Foreign exchange on cash and cash equivalents	904,325	97,910
Net (decrease)/increase in cash and cash equivalents	(5,711,630)	7,405,326
Cash and cash equivalents at beginning of period	86,965,789	203,313
Cash and cash equivalents at end of period	82,158,484	7,706,549